UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

M.D.C. HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Per Share

(Title of Class of Securities)

552676108

(CUSIP Number)

David D. Mandarich, 4350 S. Monaco St., Suite 500, Denver, CO 80237

(303) 773-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552676108	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS David D. Mandarich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,733,440
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,733,440
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,733,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 552676108	SCHEDULE 13D	Page 3 of 4 Pages

AMENDMENT

NO. 18

TO THE

SCHEDULE 13D

The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 5.	Interest in Securities of the Issuer

According to the Form 10-K of the Issuer dated December 31, 2012, there were 48,698,757 shares of the Issuer’s Common Stock outstanding as of December 31, 2012.

(a)	Amount beneficially owned as of the close of business on February 1, 2013: 4,733,440 shares of Common Stock

Percent of class: 9.4%

(b)	The number of shares as of the close of business on February 1, 2013 as to which Reporting Person has:

(i) Sole power to vote or direct the vote: 4,733,440 shares;

(ii) Shared power to vote or direct the vote: 0 shares;

(iii) Sole power to dispose or direct the disposition of: 4,733,440 shares

(iv) Shared power to dispose or direct the disposition of: 0 shares.

The number of shares set forth in Item 5(a) includes 3,678 unitized shares held in a stock fund in the Company’s 401(k) Savings Plan which changes on a daily basis and 1,706,502 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of February 1, 2013 by the exercise of options.

(c)	The following table sets forth the transactions by the Reporting Person named in response to Item 5(a) during the past sixty days.

Trade Date	Price per Share	($)	David D. Mandarich

12/06/12	n/a		4,000(1)

02/01/13	n/a		500,000(2)

(1)	Gifts by Reporting Person aggregating 4,000 shares.

(2)	At a meeting on February 1, 2013, the Company’s Compensation Committee determined that the performance conditions of Reporting Person’s stock option granted March 8, 2012 have been met and that the option shares will vest as of March 1, 2013.

CUSIP No. 552676108	SCHEDULE 13D	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013.

By:   /s/ David D. Mandarich

        David D. Mandarich